Exhibit 99.2

Alcon

Invitation to the

Annual General Meeting of Alcon, Inc.

_________________

Tuesday, April 27, 2004, 2:00 p.m. (doors open at 1:00 p.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1.	Approval of the 2003 Annual Report and Accounts of Alcon, Inc. and the 2003 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2.	Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2003

3.	Discharge of the Members of the Board of Directors

4.	Elections to the Board of Directors

5.	Election of Group and Parent Company Auditors

6.	Election of the Special Auditors

March 30, 2004

Dear Shareholder:

        On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, April 27, 2004. Various items are proposed for approval at the meeting. The Agenda and related information are set out below.

        Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope. Using this method, you authorize Alcon, Inc. to vote your shares as you specify on the card. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 21, 2004.

        If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel’s address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 21, 2004.

        Alternatively, if you are a registered holder, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return to the Company in the enclosed envelope, arriving no later than April 21, 2004.

        If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a)	obtain a power of attorney from your broker or other custodian that authorizes you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b)	become a registered holder no later than April 7, 2004, and request an admission card by that date.

        Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on April 27, 2004, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send a proxy of their choice to the meeting.

        Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,
Alcon,  Inc.

Tim Sear                                                                                            Elaine Whitbeck, Esq.
Chairman, President and                                                                Corporate Secretary
Chief Executive Officer                                                                  and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol “ACL”.

Registered offices

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon, Inc., Investor Relations, 6201 South Freeway, Fort Worth, Texas, 76134-2099, U.S.A. Telephone (817) 551-8805, Fax (817) 568-7111, E-Mail investor.relations@alconlabs.com or visit our web site at www.alconinc.com.

Important dates

21st April, 2004
Announcement of first quarter 2004 earnings

27th April, 2004
Annual General Meeting

3rd May, 2004
Record date for payment of dividend

14th May, 2004
Payment of dividend

29th July, 2004
Announcement of second quarter 2004 earnings

21st October, 2004
Announcement of third quarter 2004 earnings

3rd May, 2005Next
Annual General Meeting

Item 1

Approval of the 2003 Annual Report and Accounts of Alcon, Inc. and the2003
Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A. Proposal

        The Board of Directors proposes that the 2003 Annual Report and Accounts of Alcon, Inc. and the 2003 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B. Explanations

        The 2003 Annual Report and Accounts of Alcon, Inc., the holding company of the Alcon group of companies, and the 2003 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries are included in the Alcon, Inc. Annual Report that has been distributed to all shareholders of record as of March 18, 2004. Additional copies can be obtained free of charge at the Alcon, Inc. registered office and at the Alcon investor relations address indicated above.

Item 2

Appropriation of Available Earnings and Proposed
Dividend to Shareholders for the Financial Year 2003

A. Proposal

        The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows: Profit carried forward from the financial year 2002 CHF 662,873,759 Profit for the financial year 2003 as per the income statement CHF 484,550,227 Allocation to Dividends: CHF 0.72 per share CHF 222,438,919 Balance to be carried forward CHF 924,985,067

B. Explanations

        The Board of Directors proposes a dividend of CHF 0.72 (approximately USD 0.57 based on the USD/CHF exchange rate in effect on February 23, 2004) per share for the financial year 2003. The dividend, net of Swiss withholding taxes, will be paid out on May 14, 2004, to all shareholders of record on May 3, 2004. Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 12, 2004, unless shareholders timely elect to receive dividends in CHF. The election period will be from May 5 to May 7, 2004, 4:00 p.m. (EST). Elections must be sent in writing to the following address:

 The Bank of New York
Attn: Kerri Shenkin
101 Barclay Street
Floor 11E
New York, NY 10286 USA
Fax number: (212) 815-6979

        Elections must be renewed each year.

        The CHF 222,438,919 allocated to dividends above includes CHF 367,866 representing the net additional dividends that would be payable if all vested option rights were exercised in 2004 prior to the record date for the dividend payment after giving effect to Alcon, Inc. share repurchases through February 10, 2004. The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment, and on any shares acquired by Alcon, Inc. in 2004 and held in Treasury on the record date, will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors

A. Proposal

        The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2003.

B. Explanations

        Under Swiss statutory law, the Board of Directors is required to seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors’ liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Elections to the Board of Directors

A. Proposal

        The Board of Directors proposes that Dr. Werner J. Bauer be re-elected to the Board of Directors for a three-year term of office, that Francisco Castañer be re-elected to the Board of Directors for a three-year term of office and that Lodewijk J.R. de Vink be re-elected to the Board of Directors for a three-year term of office.

B. Explanations

        Werner J. Bauer. Dr. Werner J. Bauer joined the Alcon, Inc. Board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé since May 2002. Dr. Bauer began his career with Nestlé in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director, Nestlé South and East Africa. He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW), Co-chairman of Life Ventures Nestlé S.A. and Chairman of Hans Rychiger AG. He is also a member of the Board of Trustees of the Bertelsmann Foundation, Germany and a board member of the Swiss Society of Chemical Industries (SSCI), Switzerland.

        Francisco Castañer. Francisco Castañer joined the Alcon, Inc. Board in July 2001. Mr. Castañer has served as Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L’Oréal S.A., Human Resources and Corporate Affairs of Nestlé since 1997. In 1987, Mr. Castañer was named Managing Director and in 1991 Vice President of the Board of Nestlé Espa&ntidle;a S.A., holding this position until his transfer to Switzerland and his promotion to Executive Vice President of Nestlé S.A. in June 1997. Prior to 1987, Mr. Castañer was employed in various capacities both in Switzerland and in Spain. Mr. Castañer began his career with Nestlé in the Market Research Department of Nestlé Espa&ntidle;a S.A. in 1964. Mr. Castañer is also a member of the board of directors of L’Oréal S.A., Paris.

        Lodewijk J.R. de Vink. Lodewijk J.R. de Vink joined the Alcon, Inc. Board in March 2002. Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003. Prior to that, he was Chairman, International Health Care Partners from November 2000.  Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company. Mr. de Vink is a member of the Supervisory Board of Royal Ahold; a member of Sotheby’s International Advisory Board and a member of the European Advisory Council, Rothschild & Cie.

Item 5

Election of Group and Parent Company Auditors

A. Proposal

        The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (KPMG SA), be re-elected as Group and Parent Company Auditors for a one-year term of office.

B. Explanations

        KPMG SA has confirmed its willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

        KPMG SA has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

Item 6

Election of the Special Auditors

A. Proposal

        The Board of Directors proposes that Zensor Revisions AG, Zug, be re-elected as Special Auditors for a one-year term of office.

B. Explanations

        Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. Zensor Revisions AG has confirmed its willingness to be reappointed as special auditors.

Organizational Matters

Admission cards/Voting material

        Shareholders who are registered in the share register on March 18, 2004, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders’ meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

        Beneficial owners of shares and shareholders registered in the share register as of March 18, 2004, are entitled to vote and may participate in the shareholders’ meeting unless they sell their shares before the shareholders’ meeting takes place. Each share carries one vote.

        Persons who have acquired shares after March 18, 2004, but on or before April 7, 2004, will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the annual general meeting of Alcon, Inc. Shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

        Registered shareholders who are unable to participate in the shareholders’ meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent proxy holder, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

        The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent proxy holder arriving at the latest on April 21, 2004. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

 Alcon, Inc
.c/o The Bank of New York
P.O. Box 11281
New York, NY 10203-0281

        Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

        Without any explicit instructions to the contrary, the corporate proxy holder and independent proxy holder will vote according to the proposals of the Board of Directors. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

        Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

        Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than April 27, 2004, 1:00 p.m. at the admission office.

Admission office

        The admission office opens on the day of the shareholders’ meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

March 30, 2004